September 10, 2010

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Oceanstone Fund, File No. 333-135806 and 811-21930

To whom it may concern:

On behalf of Oceanstone Fund (the “Fund”), I hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 4 under the Securities Act of 1933 (Amendment No. 5 under the Investment Company Act of 1940) to the Fund’s Registration Statement to October 22, 2010, or the earliest practicable date thereafter. The Fund's current effective prospectus is dated October 21, 2009.

The Post-Effective Amendment No. 4 under the Securities Act of 1933 (Amendment No. 5 under the Investment Company Act of 1940) was filed on September 10, 2010 pursuant to Rule 485(a) promulgated under the Securities Act of 1933, in compliance with the new summary prospectus format in the updated Form N-1A. Absent acceleration, the Amendment would become effective 60 days after September 10, 2010 pursuant to paragraph (a)(1) of Rule 485.

If you have any question or comment concerning this request, please contact me at (858) 481-4123.

Sincerely,

/s/ James J. Wang

James J. Wang

President, Oceanstone Fund